

2002 ANNUAL REPORT


YOU HAVE ARRIVED.
Welcome
PRIVATEBANCORP, INC.

PRIVATEBANCORP, INC., *IS THE HOLDING COMPANY FOR*

THE PRIVATEBANK AND TRUST COMPANY,

THE PRIVATEBANK (ST. LOUIS), AND

LODESTAR INVESTMENT COUNSEL, LLC,

WHICH ARE ORGANIZATIONS UTILIZING

HIGHLY QUALIFIED SENIOR OFFICERS

WHO PROVIDE DISTINCTIVE, HIGHLY PERSONALIZED,

PREMIUM FINANCIAL SERVICES PRIMARILY TO

AFFLUENT INDIVIDUALS, PROFESSIONALS, ENTREPRENEURS,

REAL ESTATE INVESTORS AND THEIR

PERSONAL AND PROFESSIONAL INTERESTS.

The PrivateBank and Trust Company
Chicago Office



Contents

2002

Financial Highlights



TOTAL ASSETS [millions]



1998
416.3
1999
518.7
2000
829.5
2001
1,176.8
2002
1,543.4

WEALTH MANAGEMENT ASSETS UNDER ADMINISTRATION [millions]



1998
611.7
1999
729.9
2000
777.8
2001
722.7
2002
1,239.8

NET INCOME [thousands]



1998
3,010
1999
2,915
2000
4,425
2001
6,200
2002
11,007

EARNINGS PER SHARE*



1998
0.57
1999
0.46
2000
0.62
2001
0.85
2002
1.42

TOTAL LOANS [millions]



1998
282.0
1999
397.3
2000
598.7
2001
780.8
2002
965.6

TOTAL DEPOSITS [millions]



1998
365.0
1999
453.1
2000
670.2
2001
850.5
2002
1,205.3

TOTAL CAPITAL [millions]



1998
29.3
1999
47.1
2000
54.3
2001
62.3
2002
89.1

BOOK VALUE* [dollars per share]



1998
5.69
1999
6.84
2000
7.82
2001
8.65
2002
11.56

NET INTEREST MARGIN [percentage]



1998
3.64
1999
3.79
2000
3.63
2001
3.24
2002
3.44

RETURN ON EQUITY [percentage]



1998
11.27
1999
7.66
2000
8.81
2001
10.59
2002
15.17

Introduction

FOCUS, EXECUTION, CONTINUITY, CONFIDENTIALITY, LIFETIME RELATIONSHIPS; these are the words that define the PrivateBank experience, that express our core values, that resonate with our clients, that endure. In a rapidly changing world, and in an industry that is constantly evolving, these values have stood the test of time, have served us and our clients well and we believe will continue to do so long into the future. And that perspective is perhaps more important today than at any time in our history. Our growth over the last several years reaffirms the integrity of these core values.

The year 2002 was memorable for our Company for many reasons, and certainly continued growth was one of those. Our brand, our people, our integrity, and our premium level of client service cannot be easily represented on our balance sheet, and yet it is these very assets that have been and will continue to be the foundation of our growth and success. As we enter 2003, these engines of our growth are intact and in fact are stronger than ever.

The rendering on the cover of this year's annual report highlighting a single rose in bloom symbolizes the promise of our potential for continued growth and our uniqueness in an industry marked by consolidation and disenfranchisement. The imagery of the vines seen throughout these pages connotes that growth, our vitality, our interconnectedness with our clients, and our widening reach in our markets.

Indeed, welcome. You have arrived...


The PrivateBank and Trust Company
St. Charles Office



The PrivateBank and Trust Company
Chicago Office



A LETTER TO

Shareholders

Ralph B. Mandell

Chairman, President and Chief Executive Officer

To Our Shareholders

The year 2002 was an outstanding one for PrivateBancorp, Inc. Despite continuing economic uncertainty and further reductions of Federal interest rates, we continued our solid growth. We attribute our excellent results to an unwavering strategy of providing a unique banking experience for our clients and our commitment to consistently exceeding client expectations with highly distinctive service. What brings our vision to life is the talent, attitude and dedication of our people, from the Boards of Directors throughout all areas of the Company.

I am pleased to report that each of our offices, including our St. Louis Bank, performed well in 2002 and we continue to gain recognition in each of our marketplaces. The execution of our strategic initiatives over the past three years, combined with our continued focus on providing a premium level of service to our clients, is driving the growth in our balance sheet, giving us increasing opportunities in our wealth management business, and ultimately enhancing our earnings. Several years ago we stated our goal of achieving a return on equity of 15 percent. In 2002, we succeeded in reaching that goal with a return on average equity of 15.2 percent, compared to the 10.6 percent return on average equity achieved in 2001.

Net income for the corporation grew to $11 million or $1.42 per diluted share in 2002 compared to net income of $6.2 million or $0.85 per diluted share in 2001, a 67 percent increase in earnings per share. Our balance sheet grew 31 percent in 2002 to $1.54 billion in total assets from $1.18 billion at year-end 2001. Total loans grew to $966 million at year-end 2002 from $781 million at year-end 2001, a 24 percent increase year over year. We are pleased to report that our asset quality remains strong with non-performing loans to total loans at 0.14 of one percent and non-accrual loans to total loans at 0.08 of one percent. In this environment, we determined it was prudent to increase our loan loss reserve to over $11.6 million or 1.2 percent of total loans. This is the largest loan loss reserve position the Company has had in our history and confirms our conservative approach to quality balance sheet management.

Total deposits grew 42 percent to $1.2 billion at year-end 2002 from $850 million at year-end 2001. Trust assets under administration totaled $758 million at year-end 2002, which was an increase from $723 million at year-end 2001. On a consolidated basis with the acquisition of Lodestar, total wealth management assets under management exceeded $1.2 billion at year-end 2002.

Although a substantial level of economic uncertainty exists both domestically and internationally, we remain optimistic about our prospects for continued growth. Our balance sheet continues to be well positioned to take advantage of opportunities provided by an expansion of the economy.

It has been gratifying to see the marketplace recognize the increasing value of our Company. In a year in which the Dow Jones index decreased by 17 percent, the S&P 500 index by 23 percent, and the NASDAQ Composite by 32 percent, our stock price appreciated 93 percent. Our market capitalization grew to $194 million from $94 million at year-end 2001, an increase of 106 percent. In addition, in 2002 we increased the dividends declared on our common stock by 27 percent to $0.09 per share as compared to 2001 dividends declared of $0.07 per share.

As we look forward, we continue to review opportunities that are strategically aligned with our stated goals and objectives. Consistent with that premise, in 2002 we made significant strides in our continuing goal of strengthening our Wealth Management area. In late 2002, we completed our acquisition of a controlling interest in Lodestar Investment Counsel, LLC. This acquisition marks a significant step in our priority of expanding our recurring fee income business. Lodestar serves the high net worth marketplace, has an impressive record as an asset manager, and has a team of outstanding professionals led by their President and founder Bill Goldstein. Most important, the Lodestar team shares the same passion for highly personalized client service that has been the hallmark of The PrivateBank franchise. Lodestar will continue to be managed by its longtime team of professionals, and substantially expands the asset management capabilities of our Wealth Management area. In January 2003, Bill Goldstein was elected to the Board of The PrivateBank and Trust Company and has been nominated to become a Director of PrivateBancorp, Inc., at our 2003 Annual Meeting.

In another important development, Kathleen Jackson joined the Company in 2002 as Managing Director and Director of Wealth Management replacing Tom Palmer, who is retiring this year. Kathleen, a 25-year veteran in the wealth management arena, brings excellent credentials, substantial experience and a fresh perspective to Wealth Management. We are pleased to have her leadership and energy in this strategically important area.

Events of the past year surrounding corporate financial improprieties coupled with new and proposed regulations, regulatory requirements, and exchange rules have increased the need for public companies to upgrade their corporate governance and investor communications processes. I want to assure you that our Board of Directors has provided excellent leadership in the areas of governance, corporate conduct, and risk management and we remain committed to following both the letter and spirit of the law. We have updated the charters of our Audit, Compensation, and Nominating committees and we remain committed to employing systems, procedures, and reporting structures that reflect best-in-class governance principles.

In 2003, due to our substantial growth, we are planning to raise additional capital. We will utilize the new capital to reduce debt, support internal growth, and provide equity for additional acquisitions, which will help ensure our ability to thrive well into the future.

In 2002, we made substantial investments in infrastructure, increasing our technological capacity, and in our people, our most important resource. We added 23 full-time equivalent staff members including ten Managing Directors and Associate Managing Directors. These strategic investments in infrastructure and personnel are in place and position us well for growth in 2003.

We continue to look for new opportunities to selectively increase our footprint within the Chicago area and other Midwestern markets. We are optimistic about sustaining our earnings momentum and growth as we move into 2003, and we are focusing our efforts on those initiatives that we believe will continue to build our value as a franchise over the long term.

As always, we are grateful to our clients, employees, and friends, as well as our Board of Directors and you, our fellow shareholder, for your continued support and interest in our company.

March 2003

Ralph B. Mandell

RALPH B. MANDELL
Chairman, President and Chief Executive Officer



THE PRIVATEBANK AND TRUST · CHICAGO OFFICE

Clockwise From Lower Left: Michelle Schuck · Dave Fasano · Tina Jones · Melody Sihweil · Rich Neid
Theresa Sedrich · Tom Iverson · Leslie Russell · Gloria Pettis · Scott Welch · Rose Collins · Ken Jordan



OUR

People

Featured in this year's report is a cross section of an extraordinary group of people who bring our core values to life by delivering our brand of premium service to clients everyday.

During 2002, more than ever before, we made an investment in people as our staff grew to 184 full-time equivalent employees, an addition of 23 individuals. This includes the addition of 10 senior-level Managing Directors and Associate Managing Directors. With the acquisition of Lodestar Investment Counsel, LLC at year-end 2002, our Company grew by six more full-time equivalent staff members including four senior-level Managing Directors.

Our staff, collectively, provides a significant competitive advantage for the Company. We are continually focusing on staff enhancement by reaffirming standards of excellence, setting clear expectations, and by continued training and establishing best practices benchmarks. We also share a firm commitment to selective hiring practices that identify and attract only those individuals who share our core values and client service philosophy. In 2003, we are developing an



THE PRIVATEBANK AND TRUST · CHICAGO OFFICE
FROM LEFT: MARGARET AMATO · TINA JONES · WES KOTT



THE PRIVATEBANK AND TRUST · ST. CHARLES OFFICE
FROM LEFT: KALEEN MOREL · LORI VAN DIGGELEN · PAUL FAVALE · JUDY MOTZENBECKER



THE PRIVATEBANK AND TRUST · NORTH SHORE OFFICES
CLOCKWISE FROM LEFT: SUSAN KIM · YVETTE MARTIN · DAVE HESSELBEIN · LORI HERNANDEZ · BRIAN RUOS · SUZANNE HARTIGAN

enhanced code of conduct for our staff, building upon our longstanding leadership commitment to set the highest standards for ethical conduct throughout our organization.

We are proud of our talented and diverse group of people whose common commitment to the highest levels of service defines our Company and gives us great confidence for the future.



THE PRIVATEBANK AND TRUST · CHICAGO OFFICE
CLOCKWISE FROM LEFT: LISA O'NEILL · MARIA REYNA · JULIE CUADROS
DARIA COUNTS · GAIL CARPENTER · KYMBERLY STERLING · PAUL BERLEY



The PrivateBank and Trust Company
Lake Forest Office

FINANCIAL

Performance

Our financial performance for 2002 was strong despite an uncertain economy. We are proud of our results and are pleased to report continued substantial improvements in most of our key financial metrics. In the past year, we continued to focus on the growth in our loans, deposits and wealth management assets.

Since year-end 1995 to December 31, 2002, we have grown our asset base at a compound annual rate of 35 percent to $1.5 billion. During the same period, loans have grown at a compound annual rate of 34 percent to $965.6 million, deposits at a compound annual rate of 32 percent to $1.2 billion and trust assets under administration at a compound annual rate of 22 percent to $757.8 million. Diluted earnings per share (EPS) have grown at a compound annual rate of 30 percent to $1.42 (split-adjusted) during the seven-year period which ended December 31, 2002.



WEALTH

Management

The PrivateBank and Trust Company

Our stated goals of increasing our recurring fee-based income and expanding our Wealth Management capabilities took on increased importance with our acquisition of a controlling interest in Lodestar Investment Counsel, LLC, in December 2002. Lodestar is a Chicago-based investment advisor that had approximately $482 million in assets under management at year-end 2002. This acquisition has increased the amount of consolidated total wealth management assets we oversee to $1.2 billion.

Lodestar manages equity, balanced, and fixed income accounts primarily for high net worth individuals under the leadership of founder Bill Goldstein with the assistance of three other senior-level Managing Directors.



WILLIAM K. GOLDSTEIN
President,
Lodestar Investment Counsel, LLC

KATHLEEN M. JACKSON
Managing Director and
Director of Wealth Management



THE PRIVATEBANK AND TRUST COMPANY
CHICAGO OFFICE

The combination of Lodestar with The PrivateBank and Trust Company provides substantial potential as we will have access to increased Wealth Management capacity and expertise while preserving our open architecture style of investment management.

Together with Kathleen Jackson, Managing Director and Director of Wealth Management, we have renewed our emphasis on building our fee-income business and expanding our Wealth Management services within the bank. In keeping with our dedication to building and preserving wealth, our Wealth Management professionals tailor an increasingly broad palette of services to the needs of our clients including financial and retirement planning, investment management, trust and estate services, custody services and tax-deferred exchanges.

THE PRIVATEBANK

(St. Louis)



JOHN J. KANG
Managing Director and Senior Trust Officer

RICHARD C. JENSEN
Chairman, Chief Executive Officer and Managing Director

ALLAN D. IVIE, IV
President, Chief Operating Officer and Managing Director

SANFORD B. SCOTT
Managing Director and Senior Commercial Real Estate Officer

Although less than three years old, The PrivateBank brand is being firmly established in the St. Louis marketplace. Our bank is becoming recognized as an institution that is unique in delivering personal attention and premium service to affluent individuals, small businesses and commercial and residential real estate developers.

The year 2002 was a very successful one for The PrivateBank (St. Louis). Total assets grew by 50 percent and at year-end 2002 reached almost $150 million. The year 2002 also saw renovations to our drive-up, safe deposit, and operations area to make it more efficient and client friendly. Our staff has now grown to 29 people and we have committed to additional square footage to accommodate our growth in 2003.

Two highlights for the year 2002 were our achievements in Mortgage Banking and Wealth Management. Our mortgage group, under the direction of Richard George, has established itself as the premier high-end bank mortgage lender in St. Louis, with our average mortgage loan size being in excess of $300,000. In 2002, we closed 340 loans totaling $105 million and generating gross fees of $1.5 million. Our mortgage group has grown to a staff of five, and we have a dedicated mix of both commission-based and salaried mortgage producers.

We have had similar success in our Wealth Management Group in St. Louis under the direction of John Kang. Our Wealth Management philosophy of open architecture of investment managers has been well received. And the Wealth Management Group along with the Banking Group have been excellent sources of cross-referrals.



THE PRIVATEBANK (ST. LOUIS) · MORTGAGE GROUP

IVY PICAR *Mortgage Lending Officer* | **RICHARD GEORGE** *Senior Mortgage Lending Officer* | **BEN ANDERSON** *Mortgage Lending Officer*



The Managing Directors of The PrivateBank (St. Louis) all provide leadership in the St. Louis community and give substantial time to serve on numerous Boards including: The Urban League of St. Louis, The Missouri Historical Society, The Humane Society, Central Institute of the Deaf, The Children's Home Society, The St. Louis Art Fair, Nature Conservancy, St. Louis Association for Retarded Citizens, and The Missouri Planning Council for Developmental Disabilities.



MARK GRAHAM *Associate Managing Director* | **JODY PUND** *Administrative Assistant* | **SCOTT SCHMID** *Associate Managing Director* | **ANGELA BINNEY** *Administrative Assistant* | **JASON CONAWAY** *Private Banking Officer*


COMMUNITY
Development

THE PRIVATEBANK AND TRUST COMPANY
CHICAGO OFFICE

COMMUNITY DEVELOPMENT ACTIVITIES ARE AN INTEGRAL PART OF OUR CULTURE AND A KEY EMPHASIS AT OUR COMPANY. BY EVERY MEASURE, THE PRIVATEBANK AND TRUST COMPANY IS ENGAGED AND COMMITTED TO FOSTERING COMMUNITY DEVELOPMENT ACROSS OUR MARKETS. WE ARE PROUD OF OUR CONTRIBUTIONS IN THIS AREA IN 2002:

- We were active participants in Neighborhood Housing Services of Chicago with a $9.5 million lending commitment toward a $100 million new mortgage loan pool, as well as in taking a $1.5 million portion of a three-year $15 million term loan. In addition, we made more than $41 million in qualified community development loans in 2002 in our markets.

- We made a three-year grant commitment, a secondary capital commitment and a non-member new deposit commitment to a newly emerging Chicago South Side Community Development Credit Union being organized in part to deter predatory financial services firms from doing business in the area.

- We made a two-year grant commitment to the North Side Federal Community Credit Union, a low income designated credit union providing savings incentive "seed" funds to members of the credit union.

- We became a full corporate member of Operation Hope, Inc., a California-based organization dedicated to bringing financial literacy to public school students, which opened a Chicago chapter in 2002.

- Our staff provides a significant hands-on commitment to community service with more than 1,300 hours invested in 2002. Some of these activities included the Chicago Cares Serve-a-thon, National Housing Service/Chicago Neighborworks Day, participation in a teaching experience in the Chicago Public Schools entitled "Banking On Our Future," and Habitat for Humanity, to name a few.



THE PRIVATEBANK AND TRUST COMPANY
ST. CHARLES OFFICE



The PrivateBank and Trust Company
Chicago Office

2002

Innovations

In 2002, our Company made substantial investments in infrastructure and technology adding new products to better serve our clients, improving information systems performance, as well as strengthening our business continuity systems. To spearhead this effort, we appointed Andrew Maychruk, as Associate Managing Director and Director of Information Systems.

We are making continual enhancements to our products and services to enable clients to have some of the most sophisticated account management tools available to them. Some of these upgrades include the migration to a new PrivateBank NetBanking website, a next-generation Internet banking service with substantially enhanced features for personal accounts, and to a more robust Business NetBanking site which will add significant new cash management functionality for our business clients. Additionally, we are adding other services including a new Business Debit Card, Positive Pay – a new cash management service, and the enhanced PrivateBank Checking Account with numerous client benefits.

Furthermore, we are establishing a new client services area to be led by Associate Managing Director Scott Welch, which will be staffed to be even more responsive to the needs and growing demands of our personal and corporate clients.

In 2002, we added new products such as the IndexPowered® CD to our line. This deposit product combines the power of the equity markets with the safety of The PrivateBank. Unlike traditional certificates of deposit, which generally provide a fixed rate of return, the return on the IndexPowered® CD is tied to the Standard & Poor's 500 Index, which has the potential to far outperform traditional fixed income instruments. In addition, the return of principal is guaranteed if held to maturity and the investment is FDIC insured up to $100,000.

Finally, to strengthen our brand, we unveiled new websites for PrivateBancorp, Inc., as well as The PrivateBank and Trust Company in January 2003. Along with that, all corporate identification and marketing materials have been redesigned to best reflect our image and to more strongly reinforce the culture of the Company as we move forward.


PrivateBancorp

www.PrivateBancorp.com


THE POTENTIAL OF A
BULL
without
THE RISK OF A
BEAR.

www.PrivateBankandTrust.com

"IndexPowered®" is a Registered Trademark of IndexPowered Financial Services, LLC. Any unauthorized use of this name without the express written consent of IndexPowered Financial Services is prohibited. "Standard & Poor's 500" and "S&P 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by The PrivateBank. This product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the product.



The PrivateBank and Trust Company
Chicago Office





The PrivateBank and Trust Company
St. Charles Office

DEDICATED TO BUILDING *and* PRESERVING WEALTH



The PrivateBank and Trust Company
Lake Forest Office

FINANCIAL REPORT

IN THOUSANDS, EXCEPT PER SHARE DATA · FISCAL YEARS ENDED DECEMBER 31

	2002	% CHANGE
INCOME STATEMENT DATA		
Net interest income *(FTE)*	$43,494	46.3%
Less: Provision for loan losses	3,862	21.5%
Non-interest income	6,149	0.4%
Non-interest expense	28,607	26.3%
Income before tax & extraordinary items	17,174	71.3%
Less: *(FTE)* Adjustment	2,894	62.9%
Less: Income tax provision	3,273	59,6%
Net income to common shareholders	11,007	77.5%
PER SHARE DATA*		
Net income *(Diluted)*	$1.42	67.1%
Dividend	0.09	28.6%
Book value	11.56	33.6%
Actual shares outstanding *(Period end)*	7,704	6.9%
PROFITABILITY & OPERATING RATIOS		
Return on average assets *(ROA)*	0.83%	27.7%
Return on average total equity *(ROE)*	15.17	43.2%
Net interest margin *(FTE)*	3.44%	6.2%
Efficiency ratio	57.63	-8.8%
BALANCE SHEET DATA		
Total assets	$1,543,414	31.2%
Total loans	965,641	23.7%
Total deposits	1,205,271	41.7%
Total stockholders equity	89,092	43.0%
Total equity / Total assets	5.77%	9.1%
Loans to deposits	80.1	-12.7%
Wealth management assets under administration	$1,239,779	71.5%
ASSET QUALITY RATIOS		
Non-performing loans / Total loans	0.14%	-65.9%
Allowance for loan losses / Non-performing loans	828	216.0%
Allowance for loan losses / Total loans	1.20	13.2%
Net charge-offs / Average loans	0.07	-53.3%
Non-performing assets / Total assets	0.09	-66.7%

* ADJUSTED TO REFLECT THE 3-FOR-2 SPLIT OF OUR COMMON STOCK EFFECTIVE JANUARY 17, 2003.

2001	2000	1999	1998
$29,736	$24,700	$16,377	$12,065
3,179	1,690	1,208	362
6,123	3,169	2,004	1,320
22,652	18,606	12,087	8,089
10,028	7,573	5,086	4,934
1,777	885	914	85
2,051	2,263	1,257	1,839
6,200	4,425	2,915	3,010
$0.85	$0.62	$0.46	$0.57
0.07	0.07	0.07	0.05
8.65	7.82	6.84	5.69
7,206	6,935	6,885	5,147
0.65%	0.63%	0.65%	0.85%
10.59	8.81	7.66	11.27
3.24%	3.63%	3.79%	3.64%
63.17	66.76	65.76	60.82
$1,176,768	$829,509	$518,697	$416,308
780,771	598,724	397,277	281,965
850,495	670,246	453,092	364,994
62,304	54,249	47,080	29,274
5.29%	6.53%	9.08%	7.03%
91.8	89.4	87.7	77.3
$722,713	$777,800	$729,904	$611,650
0.41%	0.24%	0.21%	0.36%
262	423	548	336
1.06	1.02	1.14	1.21
0.15	0.18	0.03	–
0.27	0.17	0.16	0.24

Board of Directors

PrivateBancorp, Inc. / The PrivateBank and Trust Company

Ralph B. Mandell	*Chairman, President and Chief Executive Officer*
Donald L. Beal	*President · Arrow Lumber*
Naomi Tudor Borwell	*Private Investor*
William A. Castellano	*Chairman · Workspace, Worknet*
Robert F. Coleman	*Owner · Robert F. Coleman & Associates*
Gary S. Collins*	*Vice Chairman and Managing Director*
William A. Goldstein*	*President · Lodestar Investment Counsel, LLC*
John E. Gorman	*General Partner · The Jorman Group*
Alvin J. Gottlieb	*Private Investor*
James M. Guyette	*President and Chief Executive Officer · Rolls-Royce North America, Inc.*
Richard C. Jensen	*Chairman and Chief Executive Officer · The PrivateBank (St. Louis)*
Philip M. Kayman	*Senior Partner · Neal Gerber & Eisenberg*
William R. Langley	*Private Investor*
Hugh H. McLean*	*Vice Chairman and Managing Director*
Thomas F. Meagher	*Chairman of the Board · Howell Tractor & Equipment Company*
William J. Podl	*Chairman and Chief Executive Officer · Doran Scales, Inc.*
Caren L. Reed	*Retired, Vice Chairman · PrivateBancorp, Inc. and The PrivateBank and Trust Company*
Michael B. Susman	*Partner · Spitzer, Addis, Susman & Krull*

The PrivateBank (St. Louis)

Richard C. Jensen	*Chairman and Chief Executive Officer · The PrivateBank*
Stephen S. Adams, III	*Vice President, General Manager · Enterprise Rent-A-Car*
Steven N. Cousins	*Partner · Armstrong Teasdale, L.L.P.*
Allan D. Ivie, IV	*President, Chief Operating Officer and Managing Director · The PrivateBank*
Lewis A. Levey	*Principal · Paragon Group*
Ralph B. Mandell	*Chairman, Chief Executive Officer and President · PrivateBancorp, Inc. and The PrivateBank and Trust Company*
Jacob W. Reby	*Member · Lewis, Rice & Fingersh, L.C.*
Andrew M. Rosen	*Chief Financial Officer and Treasurer · Brown Shoe Company*
Sanford B. Scott	*Managing Director · The PrivateBank*
Jerome W. Thomasson	*President · Thomasson Advisory Group*
Patricia D. Whitaker	*President · Arcturis*

{ AS OF MARCH 2003 }

* The PrivateBank and Trust Company only

Managing Directors

PrivateBancorp, Inc.

Ralph B. Mandell
Chairman, President and Chief Executive Officer

The PrivateBank and Trust Company

Ralph B. Mandell
Chairman, President and Chief Executive Officer

Gary S. Collins
Vice Chairman and Managing Director

Hugh H. McLean
Vice Chairman and Managing Director

Paul A. Berley
Managing Director and Controller

Thomas N. Castronovo
Managing Director and Director of Marketing

M. Gail Fitzgerald
Managing Director and Senior Trust Officer

Nicholas S. Giuliano
Managing Director

Robert P. Griffiths
Managing Director

Kathleen M. Jackson
Managing Director and Director of Wealth Management

Alan H. Kohn
Managing Director

Mark L. Kosiek
Managing Director

Robert C. McCall
Managing Director

Jeanene V. Meisser
Managing Director and Director of Operations

Dennis C. Mullen
Managing Director

David C. Neilson
Managing Director

Lisa M. O'Neill
Managing Director and Director of Financial Reporting

Thomas S. Palmer
Managing Director and Senior Trust Officer

James A. Ruckstaetter
Managing Director and Chief Credit Officer

John T. Schmidt
Managing Director and Senior Trust Officer

John Paul Sweeney
Managing Director and Senior Trust Officer

The PrivateBank (St. Louis)

Richard C. Jensen
Chairman, Chief Executive Officer and Managing Director

Allan D. Ivie, IV
President, Chief Operating Officer and Managing Director

John J. Kang
Managing Director and Senior Trust Officer

Sanford B. Scott
Managing Director and Senior Commercial Real Estate Officer

Lodestar Investment Counsel, LLC

William A. Goldstein
President

Robert H. Dearborn, CFA
Managing Director

Peter W. Flanzer
Managing Director

John J. Sobel
Managing Director

Associate Managing Directors

The PrivateBank and Trust Company

Ellen P. Abell
Associate Managing Director and Trust Officer

Margaret M. Amato
Associate Managing Director

James K. Badger
Associate Managing Director

Marcia A. Bowden
Associate Managing Director and Director of Human Resources

Jody L. Brucato
Associate Managing Director

Gail I. Carpenter
Associate Managing Director

Jane Frid
Associate Managing Director

Mark G. Ganchiff
Associate Managing Director and Trust Officer

Christopher C. Hainey
Associate Managing Director

Lauren J. Henzel
Associate Managing Director and Trust Officer

David J. Hesselbein
Associate Managing Director

Robin M. Hill
Associate Managing Director

Carter R. Huhta
Associate Managing Director

Martin I. Klauber
Associate Managing Director

Allison M. Mandell
Associate Managing Director

Andrew C. Maychruk
Associate Managing Director and Director of Information Technology

Kimberly A. McMahon
Associate Managing Director

Kevin M. Murphy
Associate Managing Director

John D. Papier
Associate Managing Director

Amy P. Roxas
Associate Managing Director

Alan M. Share
Associate Managing Director

James F. Wagner
Associate Managing Director

Scott David Welch
Associate Managing Director

The PrivateBank (St. Louis)

Charles W. Davis
Associate Managing Director and Chief Credit Officer

Mark A. Graham
Associate Managing Director

Scott W. Schmid
Associate Managing Director

Advisory Boards

DuPage County Office

David J. Beedie
President and Chief Executive Officer
The Purizer Corporation

Karen Bushy
President · Village of Oak Brook

William Boockford
Senior Managing Director · Mesirow Financial, Inc.

Kevin C. Connor
President · JDI Realty, L.L.C.

Larry M. Donovan
President · Recreation Services, Inc.

Richard Gatto
Senior Vice President/Partner · The Alter Group

Robert C. Knuepfer
Partner · Baker & McKenzie

Thomas D. Marcucci
Vice President · Gonnella Baking Company

Edward Momkus
Partner · Momkus, Ozog and McCluskey

Dr. Paul K. Rosenberg
President · Female Healthcare Associates, Ltd.

Gary B. Rothbart
President · Rothbart Realty Company

Jay Sanders
Partner · Professional Business Consultants, Inc.

Kane County Offices

Dr. Steven J. Baginski
Owner · Steven J. Baginski D.D.S. & Associates, Ltd.

Dr. David W. Flatt
Chiropractic Orthopedist
Greater Valley Medicine, S.C.

John A. Gaines
President · Corporate Design, Inc.

John J. Hoscheit
Partner · Hoscheit, McGuirk & Cuscaden, P.C.

Michael R. Kluck
President · Prairie Mechanical, Inc.

James A. Morel
Chairman & Chief Executive Officer
JAM Consulting Group, Inc.

Mark A. Nickel
Private Investor

William J. Podl
Chairman & Chief Executive Officer
Doran Scales, Inc.

Daniel L. Star
President · Centex Homes-Illinois

Lake Forest Office

Dr. Douglas Adler
North Shore Gastroenterology, S.C.

Michael S. Basofin
President · The Cloverleaf Group, Inc.

Sheldon Brottman
Private Investor

Robert F. Carr, III
Chairman & Chief Executive Officer
Fiduciary Management Associates

Peter W. Flanzer
Managing Director
Lodestar Investment Counsel, LLC

Daniel J. Hennessy
Partner · Code Hennessy & Simmons, LLC

Gary R. Janko
President · Janko & Company

Jeffry J. Pickus
Senior Vice President, Development
The Pickus Company

Earl E. Rubinoff
President · The Rubinoff Group

Richard M. Swanson, Jr.
President · R.M. Swanson & Associates, Inc.

St. Louis

Barbara P. Agatstein
President · Wee Ones, Inc.

Benjamin Ola Akande, Ph.D.
Dean · Webster University
School of Business and Technology

R. Clark Amos
Principal · Otis & Clark Properties

Thomas L. Benson, III
Partner · Benson & Guest, L.L.P.

Arthur D. Bond, III
President · Bond + Wolfe Architects, Inc.

Michael F. Burns, M.D.
Physician · Mid-County Orthopaedic Surgery

Thomas T. Cooke
President · T. Cooke Productions, Inc.

Cottrell Fox
Executive Vice President · J.W. Terrill, Inc.

James A. Francis
Vice President, General Manager · Lupton Chapel

Elizabeth B. Freeman
President, Planned Parties, Inc.

William M. French
President · W.M. French Buyer's Real Estate Services

Glenn B. Guenther
Principal · Discovery Group

Stephen G. Jansen
Managing Director · AON Risk Services

Jefferson L. Miller, Jr.
Partner · Adamson Advertising, Inc.

Michael C. Mullenix
President · The Mullenix Companies

Robert A. Noyes
President · The Noyes Group

Michael V. Roberts
President · Roberts Companies

H.G. Schwartz, Jr., Ph.D.
President · Sverdrup Civil, Inc.

Milton P. Wilkins, Jr.
Principal · Roman, Butler, Fullerton & Co.

Wilmette/Winnetka Offices

Robert H. Dearborn, C.F.A.
Managing Director
Lodestar Investment Counsel, LLC

William Downey
Private Investor

Scott L. Goodman
Principal · Sterling Bay Companies

Richard M. Horwood
Partner · Horwood Marcus & Berk Chartered

Kenneth F. Lieberman
Private Investor

Lester A. Morris
Senior Managing Director of Investment Services · Mesirow Financial, Inc.

Gregory J. Purcell
Managing Director · Arbor Group, L.L.C.

Caren L. Reed
Retired, Vice Chairman · PrivateBancorp, Inc., and The PrivateBank and Trust Company



Ralph B. Mandell
The PrivateBank and Trust Com
Chicago Office

STOCK TRANSFER AGENT

Illinois Stock Transfer Company · 209 West Jackson Blvd., Suite 903 · Chicago, IL 60606 · [312] 427-2953

INVESTOR RELATIONS

Please contact our Corporate Secretary at [312] 683-7100

The Company's common stock is listed on the NASDAQ Exchange under the symbol "PVTB"

CHICAGO OFFICE

Ten North Dearborn · Chicago, IL 60602 · tel (312) 683-7100 · fax (312) 683-7111

DUPAGE COUNTY OFFICE

1603 West Sixteenth Street
Oak Brook, IL 60523
tel (630) 516-0900
fax (630) 516-0910

NORTH SHORE OFFICES

920 South Waukegan Road
Lake Forest, IL 60045
tel (847) 615-3030
fax (847) 482-8122

1000 Green Bay Road
Winnetka, IL 60093
tel (847) 441-4400
fax (847) 482-8305

517 Green Bay Road
Wilmette, IL 60091
tel (847) 853-3900
fax (847) 853-3910

KANE COUNTY OFFICES

24 South Second Street
St. Charles, IL 60174
tel (630) 762-0090
fax (630) 762-0092

Geneva Train Station
308 Crescent Place
Geneva, IL 60134
tel (630) 845-4830
fax (630) 845-4836

THE PRIVATEBANK (ST. LOUIS)

1401 South Brentwood Blvd., 2nd Floor
St. Louis, MO 63144
tel (314) 301-2200
fax (314) 301-2292

LODESTAR INVESTMENT COUNSEL, LLC

208 South LaSalle Street, Suite 1710 · Chicago, IL 60604 · tel (312) 630-9666 · fax (312) 630-9669

VISIT US ONLINE

www.PrivateBancorp.com
www.PrivateBankandTrust.com
www.privatebk-stl.com
www.ldstr.com

PrivateBancorp
INC.

Equal Housing Lender · Member FDIC

TOLL FREE ILLINOIS
(800) 662-7748

TOLL FREE MISSOURI
(877) 963-2265